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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                      For the Quarter ended June 30, 2000

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                              WILLIS GROUP LIMITED
                (Translation of registrant's name into English)


                      Ten Trinity Square, London EC3P 3AX
                    (Address of principal executive offices)

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          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F |x|    Form 40-F |_|

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes |_|    No |x|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)
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                                       1

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                        (in millions of pounds sterling)
                                  (unaudited)


                                                                  Three months ended June 30,         Six months ended June 30,

                                                                    2000              1999              2000              1999

Operating revenues
Commissions and fees.......................................              192.8            168.2             402.7             361.6
Interest and investment income.............................               11.2             10.1              20.0              19.7
                                                                --------------   --------------    --------------    --------------
                                                                         204.0            178.3             422.7             381.3
Operating expenses.........................................             (179.1)          (173.4)           (357.5)           (345.3)
Operating expenses -- pensions review (Note 2).............                ---            (15.0)              ---             (15.0)
                                                                --------------   --------------    --------------    --------------
Operating income/(loss)....................................               24.9            (10.1)             65.2              21.0
Share of (loss)/profit of associates.......................               (0.2)             0.7               9.5               9.3
Interest receivable........................................               14.3             14.6              28.4              28.9
Interest payable...........................................              (14.1)           (13.5)            (27.7)            (27.6)
Profit on disposal of operations...........................                ---              0.5               ---               0.5
                                                                --------------   --------------    --------------    --------------
Income/(loss) before taxation..............................               24.9             (7.8)             75.4              32.1
Taxation...................................................               (8.0)            (0.1)            (23.7)            (11.3)
                                                                --------------   --------------    --------------    --------------
Income/(loss) after taxation...............................               16.9             (7.9)             51.7              20.8
Minority interests.........................................                ---             (0.5)              0.1              (1.2)
                                                                --------------   --------------    --------------    --------------
Net income/(loss) (i)......................................               16.9             (8.4)             51.8              19.6
                                                                ==============   ==============    ==============    ==============

Net income/(loss) per ordinary share (i)...................                3.5p            (1.8)p            10.9p              4.2p
                                                                ==============   ==============    ==============    ==============
Average number of ordinary shares outstanding (in millions)              476.1            466.2             476.1             466.2
                                                                ==============   ==============    ==============    ==============



(i) A summary of the significant adjustments to net income that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.

          CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
                        (in millions of pounds sterling)
                                  (unaudited)


                                                                  Three months ended June 30,         Six months ended June 30,

                                                                    2000              1999              2000              1999

Net income/(loss)..........................................               16.9             (8.4)             51.8              19.6
Currency translation differences...........................              (21.8)            (9.0)            (32.6)            (25.0)
                                                                --------------   --------------    --------------    --------------
Total recognized gains and losses (ii).....................               (4.9)           (17.4)             19.2              (5.4)
                                                                ==============   ==============    ==============    ==============



(ii) A statement of Comprehensive Income under U.S. GAAP is set forth in Note 6 of Notes to Condensed Financial Statements.


   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                        (in millions of pounds sterling)
                                  (unaudited)

                                                   June 30,        December 31,
                                                     2000              1999

                                     ASSETS
Current assets
 Cash and short-term deposits...............             291.7             329.3
 Investments................................             430.3             294.5
 Receivables................................           4,661.6           3,878.6
                                                --------------    --------------
                                                       5,383.6           4,502.4
                                                --------------    --------------
Fixed assets
 Intangible assets..........................              31.0              30.1
 Tangible assets............................             131.8             135.7
 Investments................................              50.6              46.6
                                                --------------    --------------
                                                         213.4             212.4
                                                --------------    --------------
Total assets................................           5,597.0           4,714.8
                                                ==============    ==============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Trade payables.............................           3,833.2           2,985.6
 Corporate tax..............................              43.6              29.8
 Accruals and deferred income...............              64.4              72.8
 Bank loans and overdrafts..................               0.3               1.6
 Other......................................             775.8             746.3
                                                --------------    --------------
                                                       4,717.3           3,836.1
                                                --------------    --------------
Noncurrent liabilities
 Bank loans.................................             287.8             270.1
 9% Senior Subordinated Notes due 2009......             357.2             334.6
 Other......................................              32.4              36.6
                                                --------------    --------------
                                                         677.4             641.3
                                                --------------    --------------

Provisions for liabilities and charges......             112.9             124.5

Minority interests..........................              10.7              11.1
                                                --------------    --------------
Total liabilities and minority interests....           5,518.3           4,613.0
Shareholders' equity (ii)
 Share capital..............................              59.5              59.5
 Share premium..............................             118.0             118.0
 Revaluation reserve........................              14.9              14.9
 Retained deficit...........................            (113.7)            (90.6)
                                                --------------    --------------
                                                          78.7             101.8
                                                --------------    --------------
Total liabilities and shareholders' equity..           5,597.0           4,714.8
                                                ==============    ==============




(i) The balance sheet at December 31, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.
(ii) A summary of the significant adjustments to shareholders' equity that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.

   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                        (in millions of pounds sterling)
                                  (unaudited)


                                                   Six months ended June 30,

                                                     2000              1999

Net cash inflow from operating activities...             130.0             136.0

Dividends from associated undertakings......               2.7               1.3

Returns on investments and servicing of
 finance
 Interest received..........................              28.4              19.8
 Interest paid..............................             (26.7)            (18.7)
 Minority dividends paid....................              (0.4)             (1.1)
 Bank fees on borrowings....................              (0.3)             (4.7)
                                                --------------    --------------
                                                           1.0              (4.7)
                                                --------------    --------------

Taxation....................................              (6.8)             (4.4)

Capital expenditure and financial investment
 Purchase of tangible fixed assets..........              (8.3)            (12.8)
 Sale of tangible fixed assets..............               1.2               2.8
 Purchase of fixed asset investments........              (0.2)             (0.1)
 Sale of fixed asset investments............               ---               0.3
                                                --------------    --------------
                                                          (7.3)             (9.8)
                                                --------------    --------------
Acquisitions and disposals
 Purchase of subsidiaries...................              (4.5)             (1.3)
 Purchase of associates.....................               ---             (10.1)
 Sale of subsidiaries.......................               ---               5.8
 Net cash transferred on purchase/sale of
 subsidiaries ..............................              (0.2)             (0.3)
                                                --------------    --------------
                                                          (4.7)             (5.9)
                                                --------------    --------------

Equity dividends paid.......................              (6.8)            (10.0)

Cash flow before management of liquid
 resources and financing ...................             108.1             102.5

Management of liquid resources..............             (23.6)            (75.7)
Financing
 Amounts due to/from parent company.........             (36.0)             15.2
 Debt due within a year:
  Decrease in short-term borrowings.........               ---            (347.8)
 Debt due beyond a year:
  Increase in long-term borrowings..........               ---             319.4
                                                --------------    --------------
                                                         (36.0)            (13.2)
                                                --------------    --------------
Increase in cash............................              48.5              13.6
                                                ==============    ==============



The significant differences between the consolidated statement of cash flows presented above and that required under U.S. GAAP are described in Note 6 of Notes to Condensed Financial Statements.


   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                        (in millions of pounds sterling)
                                  (unaudited)

Note 1 -- Basis of preparation

     These condensed consolidated financial statements, which are unaudited, have been prepared in accordance with U.K. GAAP and the accounting policies described in the Company's audited consolidated financial statements for the year ended December 31, 1999. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.


Note 2 -- Operating expenses -- pensions review

     An exceptional charge of L15.0 million was recorded in the second quarter of 1999 relating to further provisions made in connection with the review of U.K. personal pension plans sold between 1988 and 1994.


Note 3 -- Interest receivable

     Substantially all the Group's external borrowings have been advanced to the Company's parent company, Trinity Acquisition Limited. Interest receivable on the amounts advanced has been disclosed separately from interest receivable on other funds, which is included in operating revenue.


Note 4 -- Reconciliation of operating income to net cash inflow from operating activities


                                                   Six months ended June 30,

                                                     2000              1999

Operating income............................              65.2              21.0
Increase in pension review provision........               ---              15.0
Depreciation and amortization...............              13.5              13.6
Increase in receivables.....................            (699.2)           (360.3)
Increase in payables........................             765.7             449.3
Net movement on provisions..................             (15.2)             (2.6)
                                                --------------    --------------
Net cash inflow from operating activities...             130.0             136.0
                                                ==============    ==============




Reconciliation of net cash flow to movement in net funds


                                                   Six months ended June 30,

                                                     2000              1999

Net funds at beginning of period............             583.8             486.5
Net cash flow...............................              48.5              13.6
Management of liquid resources..............              23.6              75.7
Financing...................................              36.0              13.2
Non-cash movements..........................             (35.8)             92.9
Currency exchange movements.................              (8.9)            (13.6)
                                                --------------    --------------
Net funds at end of period..................             647.2             668.3
                                                ==============    ==============


Note 5 -- Reconciliation of movements in shareholders' equity


                                                   Six months ended June 30,

                                                     2000              1999

Net income..................................              51.8              19.6
Dividends...................................             (42.6)            (61.1)
New ordinary shares issued..................               ---              92.9
Goodwill written back on disposals..........               0.3               3.0
Exchange adjustments........................             (32.6)            (25.0)
                                                --------------    --------------
Net (decrease)/increase in shareholders'
 equity ....................................             (23.1)             29.4
Shareholders' equity at beginning of period.             101.8              89.0
                                                --------------    --------------
Shareholders' equity at end of period.......              78.7             118.4
                                                ==============    ==============




Note 6 -- Differences between accounting principles generally accepted in the United Kingdom and the United States

     The unaudited condensed consolidated financial statements are prepared in accordance with U.K. GAAP which differ in certain respects from U.S. GAAP. Summaries of the significant differences as they apply to the Company are set forth in Note 31 of Notes to the Company's Consolidated Financial Statements for the year ended December 31, 1999.

     The effect on net income, comprehensive income and shareholders' equity of applying the significant differences between U.K. GAAP and U.S. GAAP described above is summarized as follows:


Net income


                                                                  Three months ended June 30,         Six months ended June 30,
                                                                    2000              1999              2000              1999

Net income/(loss) as reported in the consolidated statement
 of income ................................................               16.9             (8.4)             51.8              19.6
Adjustments
Operating expenses -- restructuring costs..................               (0.7)             ---              (0.9)              ---
Operating expenses -- pensions review......................                ---             15.0               ---              15.0
Goodwill...................................................               (5.4)            (2.1)            (10.2)             (7.1)
Revaluation of forward exchange contracts and other
 financial instruments ....................................               (4.4)            (1.2)             (4.2)             (2.0)
Pension costs..............................................                3.8            (14.5)              8.2             (14.8)
Deferred taxes -- effect of above adjustments..............                0.4              5.8              (1.1)              6.1
                                                                --------------   --------------    --------------    --------------
Net income/(loss) as adjusted to accord with U.S. GAAP.....               10.6             (5.4)             43.6              16.8
                                                                ==============   ==============    ==============    ==============


Note 6 -- Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)


Comprehensive income

                                                                  Three months ended June 30,         Six months ended June 30,

                                                                    2000              1999              2000              1999

Net income/(loss) as adjusted to accord with U.S. GAAP.....               10.6             (5.4)             43.6              16.8
Other comprehensive income:
 Foreign currency translation adjustments..................               13.1              6.1              18.1              10.5
 Unrealized holding losses.................................                0.5             (1.3)              0.5              (1.3)
                                                                --------------   --------------    --------------    --------------
Comprehensive income/(loss)................................               24.2             (0.6)             62.2              26.0
                                                                ==============   ==============    ==============    ==============




Shareholders' equity


                                                   June 30,        December 31,
                                                     2000              1999

Shareholders' equity as reported in the
 consolidated balance sheet ................              78.7             101.8
Adjustments
Intangible assets:
Goodwill --- cost...........................             892.9             836.2
       --- amortization.....................             (40.0)            (27.4)
Current assets:
 Investments................................              (0.4)             (0.9)
 Receivables --- forward exchange contracts.              (3.5)              0.7
Noncurrent liabilities :
 Other --- pension costs liability..........             (23.6)            (27.5)
Provisions for liabilities and charges:
 Surplus properties.........................               6.0               6.5
 Deferred taxes --- effect of above
 adjustments ...............................               8.6               9.7
                                                --------------    --------------
Shareholders' equity as adjusted to accord
 with U.S. GAAP ............................             918.7             899.1
                                                ==============    ==============



     The categories of cashflow activity under U.S. GAAP can be summarized as follows:


Consolidated statement of cash flows


                                                   Six months ended June 30,

                                                     2000              1999

Cash inflow from operating activities.......             127.3             121.5
Cash inflow on investing activities.........              10.9              13.3
Cash outflow on financing activities........             (44.6)            (19.4)
                                                --------------    --------------
Increase in cash and cash equivalents.......              93.6             115.4
Effect of foreign exchange rate changes.....              24.4              11.1
Cash and cash equivalents at beginning of
 period ....................................             540.9             499.9
                                                --------------    --------------
Cash and cash equivalents at end of period..             658.9             626.4
                                                ==============    ==============


Note 7 -- Willis North America Inc. and Willis Partners

     Willis North America Inc. is a wholly-owned subsidiary of Willis Partners, of which Willis Group Limited is the 99.9% general partner and Willis Faber UK Group Limited, a wholly-owned subsidiary of Willis Group Limited, is the 0.1% general partner. Willis Group Limited and Willis Partners have jointly and severally, fully and unconditionally, guaranteed the $550 million 9% Senior Subordinated Notes ("the Notes"), issued by Willis North America Inc.

     Willis North America Inc. prepares its financial information in accordance with U.K. GAAP. Willis Group has not presented separate financial statements for Willis North America Inc. because management has determined that such information is not material to holders of the Notes. Summarized financial information under U.K. GAAP relating to Willis North America Inc. is as follows:


                                                                  Three months ended June 30,         Six months ended June 30,

                                                                    2000              1999              2000              1999

Total operating revenues...................................               94.6             85.2             186.2             173.3
Operating income/(loss)....................................                7.9             (1.5)             14.7               4.6
Net income.................................................                6.9              0.9              12.0               2.0
                                                                ==============   ==============    ==============    ==============




                                                   June 30,        December 31,
                                                     2000              1999

Current assets..............................           2,047.1           1,880.9
Fixed assets................................              76.9              70.8
                                                --------------    --------------
                                                       2,124.0           1,951.7
                                                ==============    ==============

Current liabilities.........................           1,965.0           1,816.4
Noncurrent liabilities......................              54.3              48.6
Shareholders' equity........................             104.7              86.7
                                                --------------    --------------
                                                       2,124.0           1,951.7
                                                ==============    ==============



     Willis Partners, formed on November 11, 1998, has no assets other than the capital stock of Willis North America Inc. and conducts no business other than the holding of such capital stock. Willis Group has not presented separate financial statements or summarized financial information for Willis Partners because management has determined that such information is not material to holders of the Notes.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Summary

     For the quarter ended June 30, 2000, income before taxation grew by L17.7 million to L24.9 million and net income by L14.8 million to L16.9 million. For the same quarter of 1999, income before tax was L7.2 million and net income was L2.1 million, in both cases stated after excluding the exceptional charge of L15.0 million (L10.5 million after taxation) made in the second quarter of 1999.

     For the six months ended June 30, 2000, income before taxation rose by 60% to L75.4 million and net income by 72% to L51.8 million. For the same period of 1999, income before tax was L47.1 million and net income was L30.1 million, after excluding the exceptional charge.

     Both revenues and expenses have contributed to this improved result. Operating revenues grew at 14% in the quarter, and 11% for the six months, while operating expenses grew by only 3% in the quarter and 4% over the six months.

     Proforma adjusted constant currency EBITDA (earnings before interest, tax, depreciation and amortization) increased by 59% to L33.6 million in the quarter and by 30% to L95.9 million in the six months compared with the same periods of 1999.


Operating Revenues

     Operating revenues increased by 14% to L204.0 million in the quarter and by 11% to L422.7 million in the six months compared with L178.3 million and L381.3 million, respectively, in the corresponding periods of 1999. For the quarter, all business units reported revenues ahead of the same period a year ago. Excluding the benefit from movements in foreign currency exchange rates, operating revenues were up by 11% in constant currency terms for the quarter and 10% for the six months. Adjusting for the effect of acquisitions in Mexico and Venezuela, which occurred towards the end of 1999, adjusted operating revenues on a comparable basis were 9% higher for the quarter and 8% for the six months.

     Most units reported good new business and renewal performance, aided by firming premium rates, particularly in specialist markets. Reinsurance revenues were up by 29% in the quarter compared with a year ago, Global Specialities by 11% and International by 9%. North American operations increased its revenues by 8% and UK Retail by 4%.

     For the first six months, Reinsurance and Global Specialities' revenues were ahead of the same period last year by 23% and 15%, respectively. North American operations were up by 6%, UK Retail by 3% and International by 1%. The Reinsurance and Global Specialities' business units earn proportionately more of their annual revenues in the first six months of the year whereas North American operations, UK Retail and International earn proportionately less.


Operating Expenses

     Operating expenses increased by 3% to L179.1 million in the quarter and by 4% to L357.5 million in the quarter compared with the corresponding periods of 1999 excluding the L15.0 million exceptional charge made in the second quarter of that year. The exceptional charge in 1999 related to further provisions in connection with the review of U.K. personal pension plans sold between 1988 and 1994. Allowing for acquisitions, and excluding non-recurring bank fees incurred in the first quarter of 1999, the increase in operating expenses on a comparable basis was 2% for the quarter and 3% for the six months.


Associates

     The Group's share of income before taxation from associates increased by 2% to L9.5 million in the six months compared with a year ago.

Liquidity and capital resources

     The Group's $150 million revolving credit facility remains undrawn.


Differences between U.K. GAAP and U.S. GAAP

     Net income under U.S. GAAP of L10.6 million for the quarter and L43.6 million for the six months, compares with net income under U.K. GAAP of L16.9 million and L51.8 million respectively. The principal differences relate to the amortization of goodwill, pension expense and the revaluation of forward foreign exchange contracts.


Quantitative and qualitative disclosures about market risk

     There have been no material changes in either the second quarter or first six months of 2000.


Forward looking information

     Forward-looking statements in this quarterly report are made pursuant to the safe-harbor provisions of the Securities Litigation Reform Act of 1995 including Section 21E(c) of the Securities Exchange Act of 1934. Such statements should be taken as the informed perspective of senior management of the Company on possible future performance. Actual results could differ materially from management's expectations because of many reasons, including continued deterioration of the rating environment in the insurance markets; loss of major accounts; regulatory and competitive conditions; unexpected liabilities; further consolidation among insurance markets or major insurance brokers; or fluctuation of exchange rates and interest rates.

August 14, 2000

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            WILLIS GROUP LIMITED



                            By: /S/ THOMAS COLRAINE
                            Name: Thomas Colraine
                            Title: Group Finance Director

Date: August 14, 2000